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                                                                 Exhibit (a)(11)

FOR IMMEDIATE RELEASE
January 10, 1996

Contact:
Timothy P. Losik
Vice President and
Chief Financial Officer
(603) 896 2461
tlosik@hadco.com


                           HADCO CORPORATION ANNOUNCES
                     COMPLETION OF TENDER OFFER AND MERGER


SALEM, NH -- January 10, 1997 - Hadco Corporation (NASDAQ:HDCO) announced today that its wholly-owned subsidiary, Hadco Acquisition Corp., had completed its tender offer for all outstanding shares of Zycon Corporation at $18.00 per share and had accepted for payment all shares validly tendered and not withdrawn. The offer commenced on December 11, 1996 and expired at 12:00 midnight, New York City time, on January 9, 1997. Based on a preliminary count, as of 12:00 midnight, New York City time, on January 9, 1997, approximately 10.8 million shares representing 97% of all outstanding shares had been validly tendered and not withdrawn.

Hadco also announced today that the merger of Hadco Acquisition Corp. into Zycon had been consummated. As a result of the merger, Zycon is a wholly-owned subsidiary of Hadco. Pursuant to the merger, holders of Zycon shares immediately prior to the effective time of the merger are entitled to receive $18.00 in cash for each share of Zycon common stock previously held by them.

Hadco Corporation is a leading supplier of electronic interconnect products and services. Markets served include original equipment manufacturers and contract assemblers in the computer, telecommunications, automotive, medical instruments, and industrial automation sectors of the electronics industry. Hadco's wide range of services and products provide a singular solution to the industry's accelerating time-to-market requirements. Hadco offers extensive printed circuit design and engineering services, dedicated quick turn-around prototype and development fabrication, complex technology volume production fabrication, backplane assemblies and added-value subassemblies as well as complete array of assembly capabilities. The Company operates six facilities in the United States.

Hadco Corporation's press releases are available through Company News On-Call by fax, 800 758 5804, PIN#390325, or on the Internet at http://www.hadco.com:8080/

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